Filed by Bite Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bite Acquisition Corp.

Commission File No.: 001-40055

Date: May 15, 2023

Above Food Announces Participation in BMO Capital Markets’ Global Farm to Market Conference

NEW YORK & REGINA, Saskatchewan – May 15, 2023 – Above Food Corp. (“Above Food” or “the Company”) an innovative food company leveraging its vertically integrated supply chain to deliver differentiated ingredients and consumer products, today announced that the Company is scheduled to participate in BMO Capital Markets’ 18th annual Global Farm to Market Conference in New York City. Lionel Kambeitz, Above Food’s Chair, President and Chief Executive Officer, and Martin Williams, President and Chief Innovation Officer of Above Food Brands, Inc. (a wholly owned subsidiary of Above Food), will present at 4:15pm Eastern Daylight Time on Wednesday, May 17th.

The conference webcast will be available live over the internet and can be accessed at the link here: https://bmo.qumucloud.com/view/OvkDVI0y31tuJvunsOBoOt. An online archive will be available for a period of 90 days following the presentation.

On May 1, 2023, Above Food entered into a definitive business combination agreement with Bite Acquisition Corp. (NYSE AMERICAN: BITE) (“Bite”), a special purpose acquisition company. Completion of the proposed business combination is subject to approval by the shareholders of Bite and certain other conditions. Upon closing of the proposed transaction, which is expected to occur in the second half of 2023, Above Food intends to trade on the New York Stock Exchange under the new ticker symbol, “ABVE”.

About Above Food

Above Food Corp. is a differentiated, regenerative ingredient company that celebrates delicious products made with real nutritious, flavorful ingredients and delivered with transparency. Above Food’s vision is to create a healthier world — one seed, one field, and one bite at a time. With a robust chain of custody of plant proteins, enabled by scaled operations and infrastructure in primary agriculture and processing, Above Food delivers nutritious foods to businesses and consumers with traceability and sustainability. Above Food’s consumer products and brands are available online at www.abovefood.com and in leading grocers across Canada and the United States.

About Bite Acquisition Corp.

Bite Acquisition Corp is a special purpose acquisition company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Bite is led by Chair and CEO Alberto Ardura and a team of successful industry executives, and venture capital investors who have long track records of operating business in the restaurant and food industries.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this Press Release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or events that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Press Release, and on the current expectations of Above Food’s and Bite’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Above Food and Bite. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company, the expected benefits of the proposed transaction or that the approval of the stockholders of Bite or Above Food is not obtained, any of the other conditions to closing are not satisfied or that events or other circumstances give rise to the termination of the business combination agreement relating to the proposed transaction; (iii) changes to the structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining the necessary regulatory approvals; (iv) the ability to meet stock exchange listing standards following the consummation of the proposed transaction; (v) the risk that the proposed transaction disrupts current plans and operations of Above Food as a result of the announcement and consummation of the proposed transaction; (vi) failure to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) costs related to the proposed transactions; (viii) changes in applicable law or regulations; (ix) risks relating to the uncertainty of the projected financial information with respect to Above Food; (x) the outcome of any legal proceedings that may be instituted against Bite or Above Food; (xi) the effects of competition on Above Food’s future business; (xii) the impact of the COVID-19 pandemic on Above Food’s business; (xiii) the ability of Bite or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; (xiv) the enforceability of Above Food’s intellectual property rights, including its copyrights, patents, trademarks and trade secrets, and the potential infringement on the intellectual property rights of others; (xv) Above Food’s ability to execute its planned acquisition strategy, including to successfully integrate completed acquisitions and realize anticipated synergies; and (xvi) those factors discussed under the heading “Risk Factors” in Bite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023, and other documents filed, or to be filed, by Bite and/or Above Food (in case of Above Food, pursuant to the business combination agreement, through 2510169 Alberta Inc., an Alberta corporation and a direct, wholly owned subsidiary of Above Food (“TopCo”) with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Bite or Above Food presently know or that Bite or Above Food currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Bite’s and Above Food’s expectations, plans or forecasts of future events and views as of the date of this Press Release. Bite and Above Food anticipate that subsequent events and developments may cause Bite’s and Above Food’s assessments to change. However, while Bite and Above Food may elect to update these forward-looking statements at some point in the future, Bite and Above Food specifically disclaim any obligation to do so. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this Press Release is based on the estimates of Above Food and Bite management. Above Food and Bite obtained the industry, market and competitive position data used throughout this Press Release from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Above Food and Bite believe their estimates to be accurate as of the date of this Press Release. However, this information may prove to be inaccurate because of the method by which Above Food or Bite obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data and the voluntary nature of the data gathering process.

Important Information

This press release does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. In connection with the proposed transaction, Bite and Above Food, through TopCo intend to file with the SEC a registration statement on Form F-4 (the “Registration Statement”), including a proxy statement/prospectus relating to the proposed transaction, which will be mailed once definitive to holders of Bite’s common stock in connection with Bite’s solicitation of proxies for the vote by Bite’s stockholders regarding the proposed transaction and related matters, as will be described in the Registration Statement, and including a prospectus relating to, among other things, the offer of the securities to be issued by TopCo in connection with the proposed transaction. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information about Bite, Above Food and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Bite or TopCo through the website maintained by the SEC at http://www.sec.gov. These documents (when they are available) can also be obtained free of charge from Bite upon written request to Bite by emailing alberto@biteacquisitioncorp.com.

Non-GAAP Financial Measures

This press release includes certain financial measures not presented in accordance with generally accepted accounting principles in the United States (“GAAP”), including, but not limited to Adjusted EBITDA, Adjusted EBITDA Margin and certain pro forma financial data, in each case presented on a non-GAAP basis, and certain ratios and other metrics derived therefrom. The Company defines Adjusted EBITDA as earnings before interest expense, taxes, depreciation and amortization, adjusted for non-recurring items that are infrequent or abnormal to the company’s normal operations resulting from discontinued operations, extraordinary items, unusual or infrequent items, and changes resulting from changes in accounting policies/principles, and Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues. A reconciliation of certain of these non-GAAP financial measures to their most comparable GAAP measure is set forth in the appendix of the investor presentation furnished with Bite’s Current Report on Form 8-K.

These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s press release of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that these non-GAAP financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. This press release also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

Participants in the Solicitation

Bite and Above Food and their respective directors and certain of their respective executive officers, other members of management and employees, under SEC rules, may be considered participants in the solicitation of proxies with respect to the proposed transaction. Information about the directors and executive officers of Bite is included in Bite’s Annual Report on Form 10-K, filed with the SEC on March 31, 2023, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed transaction by Bite or TopCo. Stockholders, potential investors and other interested persons should read the Registration Statement (when available) carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or exchange, or the solicitation of an offer to sell, exchange, buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Contacts

Media:

Nathaniel Garnick/Grace Cartwright

Gasthalter & Co.

+1 (212) 257-4170

AboveFood@gasthalter.com

Investors:

investors@abovefood.com